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                               May 14, 2024

       Cong Qu
       Financial Director
       SUPER HI INTERNATIONAL HOLDING LTD.
       1 Paya Lebar Link, #09-04
       PLQ 1 Paya Lebar Quarter
       Singapore 408533

                                                        Re: SUPER HI
INTERNATIONAL HOLDING LTD.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 13, 2024
                                                            File No. 333-278940

       Dear Cong Qu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Recent Developments, page 14

   1. In your presentation of unaudited consolidated statement of profit or loss data and selected operating data for the
three months ended March 31, 2024, you direct readers to
                                                           Management   s
Discussion and Analysis of Financial Condition and Results of
                                                        Operations    for
information regarding trends and other factors, including seasonality, that may influence your
results of operations and for recent quarterly operating results.
                                                        However, you have not
included a discussion of these results under "Management's
                                                        Discussion and Analysis
of Financial Condition and Results of Operations" or in your financial statements.
Revise to clarify, if true, that these results are preliminary in nature and to state that your
financial and closing procedures for the period ended March 31,
                                                        2024 have not yet been
completed. Disclose when you anticipate your financial statements for the quarter ending
March 31, 2024 will be available. Revise to provide qualitative
 Cong Qu
SUPER HI INTERNATIONAL HOLDING LTD.
May 14, 2024
Page 2
      disclosure about how such results impact your trends disclosure provided elsewhere.
      Alternatively, if these results are not preliminary in nature, revise to include a discussion of such results in your "Management's Discussion and Analysis of Financial Condition
      and Results of Operations" and update your financial statements.
       Please contact Rucha Pandit at 202-551-6022 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,
FirstName LastNameCong Qu
                                          Division of Corporation Finance
Comapany NameSUPER HI INTERNATIONAL HOLDING LTD.
                                          Office of Trade & Services
May 14, 2024 Page 2
cc:       Ming Kong
FirstName LastName